                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of August 2001

                         Commission file number: 1-14824

                                    TPG N.V.
                          (F/K/A TNT POST GROEP N.V.)

                                 Neptunusstraat 41-63
                                 2132 JA Hoofddorp
                                 The Netherlands


                    (address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                            FORM 20-F  X   FORM 40-F



        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)


                                 YES      NO    X



 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

                                                                          [LOGO]



                                    CORPORATE HEAD OFFICE
                                                                             TPG
                                                                    Press Office
PRESS RELEASE                                  Neptunusstraat 41 - 63, Hoofddorp
                                                          Postbus 13000, 1100 KG
                                                          Telephone 020 500 6221
                                                                Fax 020 500 7520




Date
   9 August 2001

TPG ON TRACK WITH STRONG 2001 HALF YEAR RESULTS


TPG has announced a net income of E319 million for the first half of 2001, a growth of 28.1% over the same period last year. Operating revenues increased by 18.7% and earnings from operations increased by 19.6%.

HIGHLIGHTS OF FIRST HALF 2001 RESULTS

-    Performance in line with 2001 outlook statement
-    Net income growth of 28.1%
-    Growth in earnings from operations of 19.6%
-    Increased margins in all three businesses
-    Excellent Mail performance
-    Express resilient but negatively impacted by Australia
-    Strong organic growth in Logistics


---------------------------------------------------------------------------------------------   -------------------
E MILLION                                1ST HALF 2001      1ST HALF 2000       % CHANGE           1ST HALF 2000
                                                              RESTATED                               REPORTED
---------------------------------------------------------------------------------------------   -------------------
Revenues                                     5,563              4,687             18.7%                4,687
---------------------------------------------------------------------------------------------   -------------------
Earnings from operations                       555                464             19.6%                  518
---------------------------------------------------------------------------------------------   -------------------
Net income from continued operations           286                234             22.2%                  214
---------------------------------------------------------------------------------------------   -------------------
Net income                                     319                249             28.1%                  229
---------------------------------------------------------------------------------------------   -------------------
Earnings per share (E)                        0.67               0.52             28.8%                 0.48
---------------------------------------------------------------------------------------------   -------------------
Cash earnings per share (E)                   0.81               0.61             32.8%                  0.57
---------------------------------------------------------------------------------------------   -------------------
Interim dividend (E)                          0.14               0.14               -
---------------------------------------------------------------------------------------------

Excluding the profit on the sale of non-core business, the net income from continued operations was E286 million, a growth of 22.2%.

First half 2000 comparatives have been restated for the impact of new accounting policies in respect of provisions and pensions which were implemented on 1 January 2001 in order to comply with the new Dutch accounting rules.

CEO'S STATEMENT

"The first half results are highly satisfactory, particularly in the light of the difficult trading conditions caused by economic slowdown around the world " the Chairman and CEO of TPG, Ad Scheepbouwer, commented. "All three businesses have again produced a growth in earnings higher than revenue growth. The increased operating margin in Mail has been achieved despite limited growth in Dutch mail volumes. Express has delivered further positive yield developments which have offset lower than expected volumes from customer downtrading. This is a direct result of the economic slowdown which started to take hold in the second quarter and leads to an increasingly difficult trading environment for Express for the remainder of the year. Finally, Logistics has recorded a strong improvement in organic revenue growth, whilst at the same time improving its margin. In summary, the first six months of 2001 have clearly demonstrated the strength and resilience of all three businesses, as a result of which they continue to outperform their peers in terms of growth in revenue and earnings from operations."

DIVIDEND

TPG intends to pay a full year dividend in accordance with its previously stated dividend policy which is expected to result in a pay-out ratio of 30 to 35%. This pay out ratio will be pursued subject to the financial results of TPG and is subject to annual review.

An interim dividend of E0.14 per ordinary share will be paid on August 20, 2001. From now on, inclusive of the 2001 interim dividend, payments will only be made in cash.

OUTLOOK 2001

The Board of Management maintains its outlook statement for the full year 2001. TPG expects to grow net income from continued operations in 2001 by 20-25% (off a basis restated for changes in the Dutch accounting rules).

BUSINESS HIGHLIGHTS

Mail

- Mail lines of business have been reclassified in line with the new organisation structure implemented on January 1, 2001.

- Revenue growth was 1.9% of which 0.2% was organic growth. Mail Netherlands revenues grew by 0.8% year on year. Revenues from European Networks and Data & Document Management increased by 21.6% and 12.9% respectively, mainly due to acquisitions.

- Mail volumes in the Netherlands increased by 0.4% compared to the same period last year. After a downward development in the first quarter, volumes in the second quarter grew by 4.0%.

- Operating margin increased to 21.2% (compared to 19.9% in 2000) mainly due to strong cost management in Mail Netherlands which has led to labour cost efficiencies in network units and productivity increases in sorting and transport.

Express

- Organic revenue growth in the Express business was 4.3%. In Europe revenues grew organically by 5.1%. After adjusting for the loss of the Chronopost business in France, Express organic revenue growth was 6.0% (7.2% in Europe).

- Volumes have been affected by downtrading in some industry sectors in Europe although this has been mitigated to a large extent by improvements in yield.

- Operating margin increased to 3.5% from 2.8% in the same period last year mainly due to continuing positive yield developments and strong fleet capacity management.

-    In Europe operating margins improved from 4.5% to 5.8%.

- Performance issues in Australia, in combination with difficult economic conditions, have materially impacted Express revenues and earnings. A comprehensive plan of action is being implemented to turn around the Australia performance.


Logistics

- Overall revenue growth was 71% with a large element due to the impact of acquisitions made last year. Organic growth was strong at 14.1%.

- Operating margin has increased to 5.5% from 4.7% in the same period last year due to a mixture of tariff enhancements and tighter cost controls.

- New contract wins in the first half of 2001 will contribute further annualised revenues of E453 million.

- A high rate of conversion was achieved from the new contracts pipeline at the 2000 year-end which was classified as higher than 70% certainty. The current total new contracts pipeline remains healthy.

KEY EVENTS IN 2001 TO DATE

-    Sale of Amsterdam sorting centre
-    Sale of 43% stake in Mail2000
-    20% stake in Albateam consortium
-    Acquisition of Circular Distributors in the UK
-    Acquisition of Advanced Logistics Services (ALS) in Italy
-    Acquisition of the Lason UK Group
-    Sale of French non-core business, XP France
-    JV with Consignia and Singapore Post commenced trading
-    Strategic alliance signed with Poste Italiane
-    Albateam acquisition of Renault's logistics arm, CAT

DETAILED BUSINESS REVIEW

----------------------------------------------------------------------------------------------------------------------
REVENUE (in E million)                              1ST HALF 2001                 1ST HALF 2000           % CHANGE
                                                                                     RESTATED
----------------------------------------------------------------------------------------------------------------------
Mail                                                    1,873                         1,838                 1.9%
----------------------------------------------------------------------------------------------------------------------
Express                                                 2,060                         2,003                 2.8%
----------------------------------------------------------------------------------------------------------------------
Logistics                                               1,544                           903                71.0%
----------------------------------------------------------------------------------------------------------------------
Intercompany/Other                                         86                           (57)
----------------------------------------------------------------------------------------------------------------------
                                                        5,563                         4,687                18.7%
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                            1ST HALF 2001                 1ST HALF 2000           % CHANGE
(in E million)                                                                       RESTATED
----------------------------------------------------------------------------------------------------------------------
Mail                                                      397                           365                 8.8%
----------------------------------------------------------------------------------------------------------------------
Express                                                    73                            57                28.1%
----------------------------------------------------------------------------------------------------------------------
Logistics                                                  85                            42               102.4%
----------------------------------------------------------------------------------------------------------------------
                                                          555                           464                19.6%
----------------------------------------------------------------------------------------------------------------------

MAIL

Mail revenues increased by 1.9% in the first half of 2001.

---------------------------------------------------------------------------------------------------------------
Mail                      1st half 2001      1st half 2000       %        Org           Acq            Fx
---------------------------------------------------------------------------------------------------------------
Total Revenue                 1,873              1,838          1.9       0.2           1.7            -
---------------------------------------------------------------------------------------------------------------

In E million

MAIL NETHERLANDS

Mail Netherlands comprises the domestic mail and direct mail activities of collection, transport, sorting and delivery carried out in the Netherlands and the revenues from the Post Offices joint venture.

---------------------------------------------------------------------------------------------------------------
Mail Netherlands           1st half 2001      1st half 2000        %        Org          Acq           Fx
---------------------------------------------------------------------------------------------------------------
Revenue                        1,340              1,329           0.8       0.8           -             -
---------------------------------------------------------------------------------------------------------------

In E million

Mail volumes delivered in the Netherlands increased by 0.4% compared to the same period last year. Domestic mail volumes reduced slightly by 0.9% mainly due to lower consumer letterbox mail and customised bulk mail. Direct Mail volumes increased by 0.7% mainly arising from an increase in unaddressed mail and magazines.

Revenues in domestic mail and direct mail increased by 0.6% and 1.6% respectively with a positive effect contributed from increased tariffs. Revenue growth in the second quarter improved substantially over the first quarter, particularly in direct mail, primarily as a result of higher unaddressed mail volumes.


EUROPEAN NETWORKS

European Networks consist of the domestic mail and direct mail activities of collection, transport, sorting and delivery carried out in other European countries. Services are now available in Benelux, UK, Germany, Austria, Italy and Czech Republic.

---------------------------------------------------------------------------------------------------------------
European Networks              1st half 2001     1st half 2000       %          Org         Acq         Fx
---------------------------------------------------------------------------------------------------------------
Revenue                             135               111           21.6        1.6         20.0         -
---------------------------------------------------------------------------------------------------------------

In E million

The impact of various acquisitions made last year and the acquisition of Circular Distributors in the UK in the first half of 2001 contributed 20% to the revenue growth of European Networks.

DATA & DOCUMENT MANAGEMENT

Data & Document Management consists of the value added services of data capture, database management, document handling and e-delivery carried out in the Netherlands and in other European countries.

---------------------------------------------------------------------------------------------------------------
Data & Document Management     1st half 2001     1st half 2000       %          Org         Acq         Fx
---------------------------------------------------------------------------------------------------------------
Revenue                             79                70            12.9        1.0         11.9         -
---------------------------------------------------------------------------------------------------------------

In E million

Acquisitions contributed 11.9% to revenue growth in the half year.

CROSS BORDER

Cross Border consists solely of the international mail cross border business which, as from July 4, 2001, is operated by the Joint Venture with Consignia (formerly Royal Mail) and Singapore Post.

---------------------------------------------------------------------------------------------------------------
Cross Border                   1st half 2001     1st half 2000       %          Org         Acq         Fx
---------------------------------------------------------------------------------------------------------------
Revenue                             319               328          (2.7)       (2.7)         -           -
---------------------------------------------------------------------------------------------------------------

In E million

Cross Border revenues decreased in the half year compared to last year mainly due to the liquidation of DMC in the Netherlands in the second half of 2000.

MAIL: EARNINGS FROM OPERATIONS

Mail earnings from operations increased by 8.8% (E32 million) to E397 million. The overall operating margin improved from 19.9% to 21.2%. Next day weighted average quality of on time delivery performance in the first half of 2001 was above 95%.

EXPRESS

Express revenues increased by 2.8% in the first half of 2001.

---------------------------------------------------------------------------------------------------------------
Express                   1st half 2001      1st half 2000       %        Org           Acq            Fx
---------------------------------------------------------------------------------------------------------------
Total Revenue                 2,060              2,003          2.8       4.3          (0.3)         (1.2)
---------------------------------------------------------------------------------------------------------------

In E million

Organic business growth was 4.3%. This was adversely impacted by 1.7% due to the loss of the Chronopost business in France. The poor performance of the business in Australia has negatively impacted revenue growth by 0.8%. The acquisition impact was caused by the dilution of revenues from the 50% joint venture agreements with Swiss Post and Luxembourg Post.

EXPRESS EUROPE

---------------------------------------------------------------------------------------------------------------
Express Europe               1st half 2001     1st half 2000      %        Org          Acq            Fx
---------------------------------------------------------------------------------------------------------------
Revenue                          1,676             1,603         4.5       5.1         (0.3)         (0.3)
---------------------------------------------------------------------------------------------------------------

In E million

In Europe, revenues grew organically by 5.1% despite a weakening of the European economy. European performance was particularly affected by the downturn in the telecommunications and automotive sectors, especially in Germany and Sweden. Excluding the impact of the loss of the Chronopost business, European revenues grew organically by 7.2%. Strong revenue growth was recorded in the UK, France, Benelux, Portugal and Eastern Europe.

EXPRESS INTERNATIONAL

---------------------------------------------------------------------------------------------------------------
Express International           1st half 2001     1st half 2000       %         Org         Acq         Fx
---------------------------------------------------------------------------------------------------------------
Revenue                              384               400          (4.0)       1.1          -        (5.1)
---------------------------------------------------------------------------------------------------------------

In E million

Excluding Australia, Express International revenues increased by 11.1% with strong growth achieved in Asia and the Middle East.

EXPRESS: EARNINGS FROM OPERATIONS

Express earnings from operations increased by 28.1% (E16 million) to E73 million. The overall operating margin was 3.5% compared to 2.8% in the first half of 2000. Excluding Australia, earnings increased by 45.2% (E28 million) and the operating margin was 4.8% compared to 3.5% last year.

LOGISTICS

Logistics revenues increased by 71% in the first half of 2001.

---------------------------------------------------------------------------------------------------------------
Logistics                 1st half 2001      1st half 2000        %         Org          Acq           Fx
---------------------------------------------------------------------------------------------------------------
Total Revenue                 1,544               903           71.0        14.1        57.9         (1.0)
---------------------------------------------------------------------------------------------------------------

In E million

Organic business growth was 14.1% with strong business performances in the UK, Italy, Benelux, Nordics and Pan-European logistics.

The impact of acquisitions contributed 57.9% to revenue growth over last year, in particular the acquisition of CTI Logistx in the second half of 2000. Other key impacts were the acquisitions of Taylor Barnard, Schrader and Barlatier in 2000 and ALS in the first half of 2001.

LOGISTICS: EARNINGS FROM OPERATIONS

Logistics earnings from operations increased by 102.4% (E43 million) to E85 million. The operating margin was 5.5% compared to 4.7% in the same period last year.

TPG N.V., with its two brands TNT and Royal PTT Post, is a global provider of mail, and express and logistics services. It employs approximately 135.000 people in 58 countries and serves over 200 countries. The company reported sales of E9.9 billion in 2000 which have grown by 18.7% in the first half of 2001. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.



SAFE HARBOUR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995
CERTAIN INFORMATION CONTAINED IN THIS PRESS RELEASE IS FORWARD LOOKING. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTY BECAUSE THEY RELATE TO EVENTS AND DEPEND ON CIRCUMSTANCES THAT WILL OCCUR IN THE FUTURE. IN ADDITION TO THE ASSUMPTIONS SPECIFICALLY MENTIONED IN THIS PRESS RELEASE, THERE ARE A NUMBER OF OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. ALTHOUGH NOT EXHAUSTIVE, THE FOLLOWING FACTORS COULD CAUSE SUCH
DIFFERENCES: SUBSTITUTION OF ALTERNATIVE METHODS FOR DELIVERING INFORMATION FOR TPG'S MAIL AND EXPRESS SERVICES; REGULATORY CHANGES LEADING TO FURTHER LIBERALIZATION IN THE DUTCH AND EUROPEAN POSTAL MARKETS; INTENSIFYING COMPETITION IN THE MAIL, EXPRESS AND LOGISTICS BUSINESSES; DECISIONS OF COMPETITION AUTHORITIES REGARDING PROPOSED JOINT VENTURES; COSTS OF COMPLYING WITH GOVERNMENTAL REGULATIONS; IMPACT OF RISKS AND TRENDS IN THE WORLD ECONOMY; FLUCTUATIONS IN FUEL COSTS; CHANGES IN CURRENCY AND INTEREST RATES; INCREASED PRICE TRANSPARENCY RESULTING FROM THE ADOPTION OF THE EURO; CHANGES IN TPG'S RELATIONSHIP WITH THE STATE OF THE NETHERLANDS; LIMITED BACK-UP FACILITIES IN THE EVENT OF MAJOR DISRUPTIONS AT KEY SITES; INCIDENTS RESULTING FROM THE TRANSPORT OF HAZARDOUS MATERIALS; MISMATCHES BETWEEN INFRASTRUCTURE REQUIREMENTS AND CAPACITY; STRIKES, WORK STOPPAGES AND WORK SLOWDOWNS AND INCREASES IN EMPLOYEE COSTS; AND COSTS OF INTEGRATING NEWLY ACQUIRED BUSINESSES. YOU ARE CAUTIONED NOT TO PUT UNDUE RELIANCE ON THE FORWARD LOOKING STATEMENTS. THESE FACTORS AND OTHER FACTORS THAT COULD AFFECT THESE FORWARD-LOOKING STATEMENTS ARE DESCRIBED IN TPG'S ANNUAL REPORT ON FORM 20-F AND TPG'S OTHER REPORTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. TPG DISCLAIMS ANY OBLIGATION TO PUBLICLY UPDATE OR REVISE THESE FORWARD-LOOKING STATEMENTS, WHETHER TO REFLECT NEW INFORMATION OR FUTURE EVENTS OR CIRCUMSTANCES OR OTHERWISE.

CONSOLIDATED STATEMENTS OF INCOME

----------------------------------------------------------------------------------------------------------------------------
                                                                                          HALF YEAR-ENDED 30 JUNE
                                                                                     2001          2000           2000
                                                                                                 RESTATED
                                                                                   E MILLION     E MILLION      E MILLION
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                5,390         4,628          4,628
Other operating revenues                                                                   173            59             59
                                                                                --------------------------------------------
TOTAL OPERATING REVENUES                                                                 5,563         4,687          4,687

Salaries and social security contributions                                               1,909         1,612          1,612
Depreciation, amortisation and impairments                                                 210           149            149
Other operating expenses                                                                 2,892         2,515          2,537
                                                                                --------------------------------------------
TOTAL OPERATING EXPENSES                                                                 5,011         4,276          4,298

----------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST AND TAX                                                           552           411            389

Financial income and expenses                                                              (56)          (23)           (32)
----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                                 496           388            357

Income taxes                                                                              (175)         (137)          (126)
Results from investments in affiliated companies                                            (1)           (1)            (1)
Minority Interests                                                                          (1)           (1)            (1)
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                 319           249            229

Effective tax rate                                                                       35.3%         35.3%          35.3%
----------------------------------------------------------------------------------------------------------------------------


Basic net income per ordinary shares and per ADS(1) (in E)                                0.67          0.52           0.48
Net income per diluted ordinary share and per ADS(2) (in E)                               0.67          0.52           0.48
Net income adjusted for goodwill amortisation per ordinary share and per ADS (3)          0.81          0.61           0.57
(in E)
----------------------------------------------------------------------------------------------------------------------------

(1) Basic net income per ordinary share and per ADS based on an average number of 478,928,401 shares in the first half 2001
(2) Net income per diluted ordinary share and per ADS based on an average number of 479,144,356 shares in the first half 2001
(3) Cash earnings per ordinary share and per ADS based on an average number of 478,928,401 shares in the first half 2001

--------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENTS
After proposed appropriation of net income
--------------------------------------------------------------------------------

                                                                         HALF YEAR-ENDED
                                                                             30 JUNE
                                                                        2001          2000
                                                                      E MILLION     E MILLION
----------------------------------------------------------------------------------------------
NET INCOME                                                                  319         229

Depreciation, amortization and impairments                                  210         149
Changes in provisions                                                       (26)        (43)
Changes in deferred taxes                                                    19           3
Changes in working capital                                                 (166)        (90)
                                                                ----------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   356         248


Acquisition of group companies                                             (173)        (44)
Disposal of affiliated companies                                              0         124
Capital expenditure on property, plant and equipment                       (179)       (160)
Disposals of property, plant and equipment                                   34           9
Other changes in financial fixed assets                                      (4)         33
Changes in minority interests                                                (2)         (2)
                                                                ----------------------------
NET CASH USED IN INVESTING ACTIVITIES                                      (324)        (40)

Changes in shareholders' equity                                            (112)       (154)
Long-term liabilities acquired                                              250          74
Changes in short-term bank debt                                            (238)       (113)
                                                                ----------------------------
NET CASH USED BY FINANCING ACTIVITIES                                      (100)       (193)

CHANGES IN CASH AND CASH EQUIVALENTS                                        (68)         15
                                                                ============================


CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                            250         274
Exchange rate differences on cash items                                       6           5
Cash and cash equivalents from acquisition and
  disposal of group companies                                                (1)         11
Changes in cash and cash equivalents                                        (68)         15
                                                                ----------------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                  187         305
==============================================================================================

CONSOLIDATED BALANCE SHEETS
After proposed appropriation of net income

-------------------------------------------------------------------------------------------
                                                        AT            AT           AT
                                                     30 JUNE        31 DEC       31 DEC
                                                       2001          2000         2000
                                                                   RESTATED
ASSETS                                              E MILLION     E MILLION    E MILLION
-------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                          2,909        2,753        2,753
Property Plant and equipment                               2,081        2,000        2,000
Financial fixed assets                                       433          374          298
                                                  -----------------------------------------
TOTAL FIXED ASSETS                                         5,423        5,127        5,051

CURRENT ASSETS
Inventory                                                     54           60           60
Accounts receivable/prepayments                            2,387        2,070        2,100
Cash and cash equivalents                                    187          250          250
                                                  -----------------------------------------
TOTAL CURRENT ASSETS                                       2,628        2,380        2,410

TOTAL ASSETS                                               8,051        7,507        7,461
-------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------

GROUP EQUITY
Shareholders' equity                                        2,240       1,998        2,451
Minority interests                                              6           8            8
                                                  -----------------------------------------
TOTAL GROUP EQUITY                                          2,246       2,006        2,459

PROVISIONS
Retirement schemes                                          1,094       1,062          414
Deferred tax liabilities                                      155         111          178
Other provisions                                              112         377          459
                                                  -----------------------------------------
TOTAL PROVISIONS                                            1,361       1,550        1,051

LIABILITIES
Interest bearing liabilities                                1,963       1,579        1,579
Non Interest bearing liabilities                            2,481       2,372        2,372
                                                  -----------------------------------------
TOTAL LIABILITIES                                           4,444       3,951        3,951

TOTAL LIABILITIES AND GROUP EQUITY                          8,051       7,507        7,461
-------------------------------------------------------------------------------------------

CAPITAL EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT

-----------------------------------------------------------------------------------------------------------------
                                                                                     HALF YEAR ENDED 30 JUNE
                                                                                        2001          2000
                                                                                     E MILLION      E MILLION
-----------------------------------------------------------------------------------------------------------------
Mail                                                                                            26          48
Express                                                                                        103          91
Logistics                                                                                       50          21
                                                                                   ----------------------------
TOTAL                                                                                          179         160

-----------------------------------------------------------------------------------------------------------------



MOVEMENT IN SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------
                                                                                         HALF YEAR ENDED
                                                                                             30 JUNE
                                                                                        2001          2000
                                                                                      E MILLION     E MILLION
-----------------------------------------------------------------------------------------------------------------
OPENING BALANCE AS AT 1 JANUARY                                                              2,451       2,165
Change in accounting policy                                                                  (453)           0
                                                                                   ----------------------------
                                                                                             1,998       2,165
Net income for the period                                                                      319         229
Dividend                                                                                      (65)        (65)
Stock dividend                                                                                  30          26
Own Purchase of shares                                                                        (33)        (72)
Foreign exchange effects                                                                       (9)           6

                                                                                   ----------------------------
BALANCE AS AT 30 JUNE                                                                        2,240       2,289
-----------------------------------------------------------------------------------------------------------------

NOTES TO THE INTERIM FINANCIAL STATEMENTS

 1.   ACCOUNTING POLICIES

The following changes in accounting policies were adopted by the Group with effect from January 1, 2001:

PENSIONS

A new pension guideline has been issued in draft in the Netherlands, with an effective implementation date of January 1, 2002. TPG has opted to adopt this new guideline as per January 1, 2001. The new guideline requires TPG to bring what were previously externally administered company pension funds "on balance"; previously there was no requirement to recognise these liabilities on the balance sheet.

Furthermore, the new guideline no longer requires a distinction to be made between "several" specific pre-pension (VUT) liabilities and other pension provisions: there is now one net liability.

PROVISIONS

The policy on accounting for provisions has been changed to reflect the new guidance under both Dutch GAAP and IAS 37 on accounting for provisions. The effect of this new guidance is to significantly reduce the number of qualifying provisions in the balance sheet. Those provisions which no longer qualify as such under the new rules are written back to opening equity as at January 1, 2001.

The impact of the above changes in accounting policy on the comparative period for the 6 months to June 30, 2000 are reflected in an adjustment in the "Movement in Shareholders' Equity" note.

With the exception of the above, the Group's accounting policies are essentially unchanged from those set out on pages 68 to 70 of the 2000 Annual Report.

2. NON-RECURRING ITEMS

The following items represent significant income or expense items which, in the view of management, are not representative of normal business activities of the period and which influence the comparability of earnings.

NON-RECURRING REVENUE / (COST)

----------------------------------------------------------------------------------------------------------------------
                                                                                                HALF YEAR ENDED
                                                                                                    30 JUNE
                                                                                                2001         2000
                                                                                             E MILLION     E MILLION
----------------------------------------------------------------------------------------------------------------------
Profit on sale of non-core business                                                                    33          15
----------------------------------------------------------------------------------------------------------------------



3    SUBSEQUENT EVENTS

The Joint Venture between Consignia (formerly Royal Mail) and Singapore Post became effective from July 4, 2001 and is not reflected in the accompanying financial statements.

4    COMPOSITION OF THE GROUP

There have been no material changes in the composition of the Group during the six months to June 30, 2001.

5    CHANGES IN CONTINGENT LIABILITIES/ASSETS

There have been no material changes in contingent liabilities or contingent assets since December 31, 2000.

6    EMPLOYEES

In the first half of 2001 the average number of full time employees increased from 95,382 to 109,456. The increase in full time employees is mainly attributable to acquisitions of businesses. The total number of employees at June 30, 2001 was 135,539 compared to 129,675 at December, 31 2000.

7    STATUS OF INTERIM FINANCIAL STATEMENTS

All amounts shown in the interim financial statements are unaudited.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           TPG N.V.


                                           By:   /s/ JEROEN BRABERS
                                                 -------------------
                                                 Name: Jeroen Brabers
                                                 Title:  General Counsel




Date: August 10, 2001